SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K and Form 10-KSB [_] Form 11-K [_] Form 20-F [ ] Form 10-Q and Form 10-QSB [_] Form N-SAR

For Period Ended: March 31, 2000
                  ------------------------------------
[_]  Transition Report on Form 10-K and Form 10-KSB
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q and Form 10-QSB
[_]  Transition Report on Form N-SAR

For the Transition Period Ended:
                                -------------------------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:     None
                                               --------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: Trudy Corporation
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Former Name if Applicable: Not Applicable
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Address of Principal Executive Office (Street and Number):

                            353 Main Avenue
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City, State and Zip Code: Norwalk, CT 06851-1552
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                                     PART II

                             RULES 12B-25(b) AND (b)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

In 1999, the Registrant was a party to a merger agreement with Futech Interactive Products, Inc. In anticipation of the merger, the Registrant changed its auditor to that retained by Futech. In 2000, the merger with Futech was not completed. At the year ending, March 31, 2000, the Registrant decided to retain its previous auditor. Given the complexities arising from the aborted merger and the change in auditors, the Registrant has been unable to complete its financial statements and disclosures in a timely fashion without unreasonable effort or expense. The Registrant believes its Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             William T. Carney                (203)          846-2274
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                  (Name)                   (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

     If the answer is no, identify report(s).                    [X] Yes  [_] No


(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Trudy Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2000                     By  /s/ WILLIAM T. CARNEY
    ----------------------------------    --------------------------------------
                                          William T. Carney, CFO
                                          and Secretary

FISCAL YEAR ENDED MARCH 31, 2000 (PRELIMINARY) COMPARED TO FISCAL YEAR ENDED MARCH 31, 1999

           Net Sales. Net sales for the year ended March 31, 2000 were $2,476,252 compared with $3,390,884 for the year ended March 31, 1999. In 1999, sales to the warehouse clubs were $978,000; in 2000, sales to the warehouse clubs were controlled and reported by Futech. Direct mail catalog sales decreased to $625,000 in 2000 from $961,000 in 1999. In 2000, the direct mail catalog was developed in conjunction with Futech which retained creative control. Futech delayed the mailing of the catalog until the first week in November. As a result, the catalog was not able to generate its full Christmas season sales potential. Sales in all other distribution channels were $1,009,000 in 2000 compared with $1,452,000 in 1999. However, sales and distribution responsibilities were transferred to Futech during the year. Futech purchased the Company's inventory at deep discounts. In January 2000, due to Futech's inability to pay for the Company's inventory, customer trade orders were shipped only sporadically through May 2000, when the Company regained distribution of its products. Sales directly to Futech were $842,000 in 2000.

           Cost of Sales. Cost of sales of $1,869,549 decreased from $2,168,685 in the prior year primarily because of the lower level of sales volume. In percentage terms, cost of sales increased to 75.5% from 64.0%. Although the Company took significant actions to reduce costs in 2000, the higher percentage is the result of higher than average discounts on sales to Futech, the decline in higher margin direct mail catalog sales, and certain fixed costs. Amortization of product development costs decreased to 90,000 in 2000 from $296,000 last year. A write-down of slow-moving inventory by an additional $250,000 was taken in 2000 compared with $205,000 in 1999.

           Selling, General, and Administrative Expense. Selling, general, and administrative expenses decreased to $1,623,038 in 2000 from $2,355,787 in 1999. The lower level of spending is the result of lower commission and royalty expenses associated with lower sales volume, lower catalog expenses due to the joint development of the catalog with Futech, and reductions in personnel and other discretionary expenses made in face of lower volume levels.

           Depreciation Expense. Depreciation expense increased to $24,097 in 2000 from $22,175 in the prior year. The increase reflects the full year effect of depreciation on assets, primarily computer systems acquired in 1999. There were no significant capital investments in 2000.

           Income/(Loss) from Operations. Income/(loss) from operations was a loss of $1,040,432 compared with a loss of $1,155,763 in the prior year.

           Interest Expense. Interest expense increased to $138,056 in 2000 from $111,604 last year as a result of higher borrowing needed to fund working capital requirements and operating losses.

           Other Income. Other income of $134,617 in 2000 increased from $34,134 in the prior year primarily because of higher royalty income.

           Net Income/(Loss). A net loss of $1,043,871 for the year ended March 31, 2000 compares favorably to a loss of $1,611,233 in the prior year. In addition to the changes discussed above, the increase is also the result of the write-off of $378,000 of deferred tax assets in 1999.